Rule 424(b)(3)
File No. 333-163244

SecureFoundationSM
Group Fixed Deferred Annuity Certificate

Issued by:

SUPPLEMENT Dated January 18, 2011
to the Prospectus dated August 25, 2010

Effective immediately, the Maxim SecureFoundationSM Lifetime Portfolios have changed their underlying investments.  As a result, effective immediately, the current description of such portfolios on page 9 of the Prospectus is deleted in its entirety and replaced with the following:

“MAXIM SECUREFOUNDATIONSM LIFETIME PORTFOLIOS

There are five separate Maxim SecureFoundationSM Lifetime Portfolios.  These are the:

Maxim SecureFoundationSM Lifetime 2015 Portfolio
Maxim SecureFoundationSM Lifetime 2025 Portfolio
Maxim SecureFoundationSM Lifetime 2035 Portfolio
Maxim SecureFoundationSM Lifetime 2045 Portfolio
Maxim SecureFoundationSM Lifetime 2055 Portfolio

Each Maxim SecureFoundationSM Lifetime Portfolio provides an asset allocation strategy and is designed to meet certain investment goals based on an investor’s investment horizon (such as projected retirement date) and personal objectives.

Each Maxim SecureFoundationSM Lifetime Portfolio is a “fund of funds” that pursues its investment objective by investing in other mutual funds, including mutual funds that may or may not be affiliated with the Maxim SecureFoundationSM Lifetime Portfolios (collectively, “Underlying Portfolios”), a fixed interest contract issued and guaranteed by GWL&A (the “GWL&A Contract”), cash, and cash equivalents.  The Maxim SecureFoundationSM Lifetime Portfolios use asset allocation strategies to allocate assets among the Underlying Portfolios.

The Maxim SecureFoundationSM Lifetime Portfolios have two classes of shares, Class G shares and Class G1 shares.  Each class is identical except that Class G1 shares have a distribution or “Rule 12b-1” plan.  The distribution plan provides for a distribution fee.  Because the distribution fee is paid out of Class G1’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

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On or about December 16, 2010, Fitch Ratings lowered its Insurer Financial Strength rating of Great-West Life & Annuity Insurance Company to AA from AA+.  The prior rating is included in the Form 10-K incorporated by reference to the Prospectus dated August 25, 2010.

This Supplement must be accompanied by or read in conjunction with the current Prospectus, dated August 25, 2010.  Please keep this supplement for future reference.